FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

November 8, 2006

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12
Moscow 123610
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL RANKED SECOND IN STANDARD & POOR’S TRANSPARENCY SURVEY

Moscow, Russia — November 8, 2006, — Mechel OAO (NYSE: MTL) today announced that the Company has been ranked second in Standard & Poor’s «Transparency & Disclosure Survey of Russian Corporates 2006».

This independent survey carries significant weight not only in Russia, but also in the international finance community, where Standard & Poor’s ratings are recognized for their unbiased opinion and comprehensive assessment system.

The survey assesses 70 major Russian companies, issuers of the most liquid shares constituting 90% of  the Russia’s stock market capitalization. In last year’s survey, Mechel was ranked thrid.

According to S & P’s evaluation system, the following aspects of a Company’s disclosure are reviewed:

-                    property structure

-                    shareholders’ rights

-                    financial information

-                    operational information

-                    Board of Directors and Management information

Mechel attained the highest ranking of all Russian companies in the “operational and financial information” cateogory.  Additionally, the Company was ranked among the top companies in the “property structure” and “shareholders’ rights” components.

“We are pleased that Mechel’s efforts to adhere to the best principles of corporate governance and transparency have received this distinguished recognition from Standard & Poor’s. Our ranking in the transparency survey further confirms that Mechel is recognized as one of the word’s leading companies committed to the highest standards in of governance and disclosure,” Mechel’s Chief Operating Officer Alexey Ivanushkin commented.

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Mechel OAO
Irina Ostryakova
Director of Communications
Phone: 7-495-221-88-88
irina.ostryakova@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO
By:	/s/ Vladimir Iorich
Name:	Vladimir Iorich
Title:	CEO

Date:   November 8, 2006